23000869

SECURITIES AND EXCHANGE COMMISSION
SEC Mail Processing Washington, D.C. 20549

FEB 24 2023

Washington, DC

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SEC FILE NUMBER
8-69368

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-22 (MM/DD/YY) AND ENDING 12-31-22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Babcock & Brown Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

29 River Road
(No. and Street)

Cos Cob	Connecticut	06807
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Cohane	203-249-1358	mary.cohane@burnhamsterling.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

757 3rd Ave, 9th FL	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Michael Dickey Morgan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Babcock & Brown Securities LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Executive Managing Director

[signature]
Notary Public

Nora Ann Maloney
Notary Public-Connecticut
My Commission Expires
April 30, 2026

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BABCOCK & BROWN
SECURITIES

BABCOCK & BROWN SECURITIES LLC

(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2022

CONTENTS

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owner
Babcock & Brown Securities LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Babcock & Brown Securities LLC, (a Connecticut limited liability company) (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

New York, New York
February 21, 2023

BABCOCK & BROWN SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2022

Assets:	
Cash and cash equivalents	$2,405,356
Receivables, net (see Notes 2 and 6)	7,946,046
Due from affiliate	29,744
Other assets	15,218
Total Assets	$10,396,364
Liabilities and Member's Equity:	
Accrued expenses	$994,768
Due to affiliate	179,451
Deferred compensation	31,990
Deferred tax liabilities (see Notes 2 and 10)	1,783,921
Total Liabilities	$2,990,130
Member's Equity	7,406,234
Total Liabilities and Member's Equity	$10,396,364

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Babcock & Brown Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a single-member Connecticut limited liability company wholly-owned by Burnham Holdings LLC ("BH"), a Connecticut limited liability company. The Company has been approved by FINRA to engage in the private placement of securities, act as a broker-dealer in selling interests in unregistered private investment funds and engage in mergers and acquisitions in an advisory capacity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2022, consisted of two bank accounts, each at a different U.S. commercial bank, one bank account held in the commercial banking affiliate of a U.S. brokerage firm and one money market account.

Receivables

The Company accounts for receivables under the provisions of ASC 326, "Financial Instruments – Credit Losses (Topic 326)" along with related clarifications and improvements. The Company measures credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company's assets within the scope of ASC 326 include receivables on the Company's statement of financial condition.

For receivables with due dates in excess of one year from the completion of the transaction, such receivables are discounted to present value, with the discounts reflecting both the time value of money and a market risk component based on the creditworthiness of the receivable obligor and any collateral. The discounts reduce both

the receivables and revenue recognized. The discounts are amortized using the effective interest method and recognized as interest income over the term of the receivables and are reported as interest income-receivables in the statement of operations.

Income Taxes

The Company is included in the consolidated federal and state consolidated income tax returns of BH. Income taxes have been determined on a separate company basis.

Income tax expense for the year ended December 31, 2022 is the total of the current year income tax due or refundable and the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.
A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company did not have any unrecognized tax benefits as of December 31, 2022, and do not expect any in the next twelve months.

The Company recognizes interest and/or penalties related to income tax matters in interest expense and tax penalty expense.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires that the Company's management make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Contract Costs

Costs incurred to fulfill the Company's performance obligations are expensed when incurred and are only capitalized when those costs (1) relate directly to a contract or anticipated contract; (2) generate or enhance resources of the Company that will be used in satisfying future performance obligations; and (3) are expected to be recovered. These contract costs will be capitalized when these three criteria are met at the earlier of (1) a signed contract or (2) an approved reimbursement. Expenses are presented net of all reimbursements. For the year ended December 31, 2022, there were no contract costs

capitalized. As of December 31, 2022, no contract assets nor liabilities are recorded on the statement of financial condition.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined as the greater of (x) 6 2/3% of aggregate indebtedness, or (y) $5,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined in such Rule, shall not exceed a ratio of 15 to 1. As of December 31, 2022, the Company's net capital was $1,159,244 which is $1,078,830 in excess of its required minimum net capital of $80,414.

5. RISK AND UNCERTAINTIES

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents accounts with four financial institutions which, at times, may be uninsured or exceed insured amounts. The Company attempts to reduce its exposure to credit risk by maintaining cash and cash equivalent balances with sound financial institutions and well-managed money market funds and monitoring their financial strength. The Company has not incurred any losses on these accounts. As of December 31, 2022, the Company had $1,745,534 in excess of insured limits.

Receivables

As of December 31, 2022, two clients accounted for 99.5% of the Company's gross receivables of which one client accounted for approximately 96%. The receivable from this one client originated during 2022.

6. RECEIVABLES, NET

Receivables consist of the following as of December 31, 2022:

Promissory note receivable from customer	$277,000
Accounts receivable	11,730,473
Less: allowance for credit loss	(2,493,054)
Less: discount on accounts receivable	(1,568,373)
Receivables, net	$7,946,046

The promissory note receivable from customer was issued on December 24, 2014 and bears interest at the 12-month LIBOR rate plus a market spread. The note is payable in installments through October 2024.

Accounts receivable represents transaction compensation due as of December 31, 2022, that will be paid to the Company over time in scheduled periodic installments. The latest installment is in May 2037, and the weighted average discount rate used was approximately 3.44%.

7. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, Burnham Sterling & Company LLC ("BSC"), whereby the Company is billed an allocated percentage of direct expenses paid by BSC. The allocation is based on the time allocated by the Company's personnel to the operations of the Company. The bonuses paid by the Company are not shared with BSC. For the year ended December 31, 2022, total expenses allocated to the Company were $674,626. As of December 31, 2022, the Company owed BSC $179,451 for amounts billed but not yet paid under the expense sharing agreement.

The Company is allocated a portion of expense reimbursements received by BSC from third parties for allowable expenses equal to the expenses allocated to the Company under the expense sharing agreement. The Company is allocated these amounts when they are billed by BSC. As of December 31, 2022, the Company was owed $29,744 from BSC for such expense reimbursement allocation.

The Company has a month-to-month sublease agreement with an affiliate, Burnham Sterling Greenwich LLC ("BSG"), whereby the Company paid rent of $500 per month from January through July and $600 per month from August through December. The lease expires on December 31, 2023 unless terminated by either party as described in the lease. For the year ended December 31, 2022, total rent paid to BSG amounted to $6,500.

8. CONTINGENT LIABILITIES

From time to time the Company can be subject to claims and/or become a party to legal proceedings that arise in the normal course of business. The Company does not believe that as of December 31, 2022 it has any matters that will have a material adverse effect on its financial condition, results of operations or cash flow.

9. INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by BH. Income taxes are calculated as if the Company filed a separate income tax return.

The provision for income taxes reflected in the accompanying statement of operations consists of the following:

Current Benefit	
Federal	(30,661)
State	(11,839)
Total Current	(42,500)
Deferred Expense	
Federal	717,317
State	276,956
Total Deferred	994,273
Total Tax Provision	951,773

Deferred tax assets and liabilities at December 31, 2022 were as follows:

Deferred Tax Asset/Liabilities	
Bad Debts	68,769
Accrued Bonuses	304,949
Accrual to Cash Adjustment – Deferred Expenses	62,709
Deferred Tax Asset	436,427
Accrual to Cash Adjustment- Prepaid expenses	(4,097)
Accrual to Cash Adjustment – Deferred Revenue	(2,216,251)
Deferred Tax Liability	(2,220,348)
Net Deferred Tax (Liability)	(1,783,921)

Effective tax rates differ from the federal statutory rate of 21% for 2022 applied to income before income taxes due to the following:

Federal statutory rate times financial statement income	742,331
State taxes, net of federal benefit	209,442
Provision for Income Tax	951,773

The Company was included as a C Corporation in the BH consolidated federal and state income tax returns beginning December 31,2021. Tax years after 2019 are open and subject to examination. The valuation allowance was zero as of December 31, 2022.

10. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through February 21, 2023, the date that these financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2022.